October 30, 2024

Matthew Simpson
Chief Executive Officer
Brazil Potash Corp.
198 Davenport Road
Toronto, Ontario, Canada, M5R 1J2

       Re: Brazil Potash Corp.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed October 23, 2024
           File No. 333-281663
Dear Matthew Simpson:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1
Prospectus Summary, page 1

1. We note on page 51 you revised to disclose that you are a holding company and conduct substantially all of your business through your subsidiary, Pot ssio do Brasil
       Ltda. Please make corresponding disclosure in your prospectus summary about your holding company structure. You also disclose on page 2 under "Brazilian Mining
       Regulation" that only Brazilian citizens, or legal entities incorporated in Brazil under
       Brazilian law, may be entitled to conduct mining activities, including commercially exploiting Mineral Resources, in Brazil. Please disclose any restriction on the foreign ownership of a Brazilian company, such as your subsidiary Pot ssio do Brasil, engaged in mining activities in Brazil; or if there are no such restrictions on foreign ownership, please make that clear.
 October 30, 2024
Page 2

        Please contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. For engineering questions please contact John Coleman at 202-551-3610. Please contact Michael
Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   William Wong